                                                                       EXHIBIT 1

NEWS RELEASE TRANSMITTED BY MARKETWIRE

FOR: AGRIUM INC.

TSX, NYSE SYMBOL: AGU

February 9, 2010

Agrium Reports Fourth Quarter Results; Well Positioned for 2010

CALGARY, ALBERTA--(Marketwire - Feb. 9, 2010) -

ALL AMOUNTS ARE STATED IN U.S.$

Agrium Inc. (TSX:AGU) (NYSE:AGU) announced today net earnings of $30-million ($0.19 diluted earnings per share) for the fourth quarter of 2009, compared with the net earnings of $124-million in the fourth quarter of 2008 ($0.79 diluted earnings per share). On an annual basis, 2009 net earnings were $366-million ($2.33 diluted earnings per share) as compared to net earnings of $1.3-billion ($8.34 diluted earnings per share) in 2008.

The 2009 fourth quarter results included losses of $35-million ($0.17 diluted earnings per share) on gas and other hedge positions and a $34-million expense ($0.17 diluted earnings per share) in stock-based compensation. Net earnings calculated on the same basis as our fourth quarter guidance would have been $84-million ($0.53 diluted earnings per share) for the fourth quarter of 2009, compared to our guidance range for the quarter of $0.14 to $0.44 diluted earnings per share.(1)

"The fourth quarter of 2009 saw the initial stages of recovery in the crop input sector. We have seen increasing demand for domestic potash and a tight supply situation for nitrogen and phosphate products. Wholesale sales volumes were substantially higher this quarter across all products than the fourth quarter of last year, despite the shortened fall application season." said Mike Wilson, Agrium President and CEO.

"We are seeing increasing signs that demand for crop nutrients and other crop inputs will be strong in the coming spring, despite some recent weakening in crop prices following the revised yield estimates from the USDA. Agrium is looking forward to a significant recovery in the crop input markets in 2010."

KEY RESULTS AND DEVELOPMENTS

Cash flow from operating activities for the fourth quarter of 2009 contributed $904-million, compared to $671-million in the prior year. Furthermore, our net-debt to net-debt plus equity continued to decline in the fourth quarter, reaching 16 percent compared to 26 percent at the end of the third quarter of 2009. A $25-million tax recovery in the fourth quarter of 2009 was primarily due to the higher than expected proportion of income earned in lower taxed jurisdictions and a loss incurred in a higher taxed (U.S.) jurisdiction.

Agrium acquired 57 farm centers in the United States and Canada over the past several months. The combined annual sales for these acquisitions, including a limited number of independent U.S. outlets obtained earlier in 2009, is projected at approximately $350-million and the combined purchase price was approximately $100-million, including working capital.

/T/

(1) 2009 annual effective tax rate used for adjusted diluted earnings per share calculations.

/T/

Wholesale sales volumes increased significantly in the fourth quarter of 2009 compared to 2008, as both grower and retailer demand rebounded from last year, even with the shortened application window this fall. Wholesale sales volumes in the fourth quarter of 2009 were 35 percent, 69 percent, and 25 percent higher than the same period last year for nitrogen, phosphate, and potash, respectively.

In December 2009, Agrium announced that Egyptian Nitrogen Products Company S.A.E. ("ENPC"), a wholly owned subsidiary of MISR Fertilizer Production Company S.A.E. ("MOPCO"), had secured $1.05-billion of non-recourse project financing from a syndicate of Egyptian and regional banks. This will allow ENPC to proceed with tripling of the existing MOPCO nitrogen facility in Damietta, Egypt by 2012
(1), bringing Agrium's 26 percent equity interest in production from 176,000 tonnes to 546,000 tonnes of production. Under the financing plan, Agrium will not be required to put any further equity into the project. Agrium reported equity earnings of $6-million for its interest in MOPCO in the fourth quarter of 2009, bringing total equity earnings for 2009 to $20-million.

Agrium continues to be fully committed to acquiring CF Industries, Inc. ("CF"), and intends to continue to press the board of directors of CF to engage in negotiations with Agrium to execute a mutually beneficial merger agreement for our respective shareholders. On January 14, 2010, Agrium notified CF that Agrium will nominate two independent and highly qualified directors for election to CF's board of directors at CF's 2010 annual meeting of stockholders.

2009 Fourth Quarter Operating Results

NET EARNINGS

Agrium's fourth quarter consolidated net earnings were $30-million, or $0.19 diluted earnings per share, compared with net earnings of $124-million, or $0.79 diluted earnings per share, for the same quarter of 2008. Net earnings before interest expense and income taxes ("EBIT") were $31-million for the fourth quarter of 2009 compared with EBIT of $172-million for the fourth quarter of 2008. A reconciliation of EBIT to net earnings is provided in the section "Non-GAAP Measures". Consolidated gross profit in the fourth quarter of 2009 was $383-million, a $139-million decrease compared with the fourth quarter of 2008. The decreases in quarter-over-quarter gross profit and EBIT were primarily driven by lower selling prices for our products, partially offset by an increase in sales volumes and lower cost of production. For discussion on the performance of each business unit, see section "Business Segment Performance".

Expenses were $47-million lower in the fourth quarter of 2009 compared with the same period last year largely due to a combination of the following items:

- an $87-million write-down in our EAgrium investment in the fourth quarter of 2008 (net to Agrium of $45-million after elimination of non-controlling interests);

-    a $41-million reduction in potash profit taxes; and,

-    a $22-million reduction in selling expenses.

/T/

(1) See disclosure in the section "Outlook, Key Risks and Uncertainties" in this press release.

/T/

These favorable changes were partially offset by a $95-million change in other expenses as outlined in the table below:

/T/

Below is summary of our other expense (income) for the fourth quarter of 2009 and 2008:

Three months ended December 31,            2009   2008
-------------------------------            ----   ----
Stock-based compensation                    34    (35)
Loss on derivative financial instruments    35     87
Interest income                            (11)   (11)
Foreign exchange (gain) loss                --    (98)
Other                                       (2)    18
                                           ---    ---
                                            56    (39)
                                           ===    ===

/T/

The tax recovery in the fourth quarter of 2009 was primarily due to the higher than expected proportion of income earned in lower taxed jurisdictions and a loss incurred in higher taxed (U.S.) jurisdiction. The effective tax rate was 22 percent for 2009, compared with 31 percent for 2008. The lower annual tax rate was due to a higher proportion of income earned in lower taxed jurisdictions in 2009, partially offset by Canadian income tax on the foreign exchange gains related to our U.S. dollar-denominated debt.

BUSINESS SEGMENT PERFORMANCE

Retail

Retail's 2009 fourth quarter net sales were $738-million, compared to $1.0-billion in the fourth quarter of 2008. Gross profit was $189-million in the fourth quarter of 2009, compared to $228-million for the same period last year. Retail EBIT was a loss of $57-million in the fourth quarter of 2009, versus a loss of $54-million in the fourth quarter of 2008.(1)

Crop nutrient net sales were $431-million this quarter compared to $631-million in the same quarter last year. Lower crop nutrient prices for the primary nutrients more than offset an increase in sales volumes this quarter compared to the same period last year. While crop nutrient sales volumes were above last year's levels, they were still 20 percent below expected volumes due to the shortened fall application season. Gross profit for crop nutrients was $46-million this quarter compared to the fourth quarter results of $60-million achieved in 2008. This quarter over quarter variance in gross profit also reflects a $93-million write-down in nutrient inventory valuation in the fourth quarter of 2008. Crop nutrient margins averaged 11 percent in the fourth quarter of 2009, slightly higher than the third quarter of 2009 and slightly higher than the fourth quarter of 2008 including the write-down. The reduction in gross profit compared to last year was due to the decline in overall crop nutrient prices, both from the fourth quarter of 2008 and during 2009, therefore reducing the realizable margin, while the shortened fall application season limited the typically higher margin, full-service ammonia market. We anticipate crop nutrient margins to improve significantly in 2010 as demand is expected to be strong and inventory costs are below current replacement costs.(2) Sales volumes at our South American operations were also higher this quarter when compared to the same period last year as rain has returned to the region, ending the worst drought in approximately 100 years. Gross profit from our South American retail operations was $10-million this quarter, compared to $7-million last year which included an $8-million write-down in inventory in the fourth quarter of 2008.

/T/

(1) In the second quarter of 2009, a forward-looking statement indicated that 2009 Retail EBITDA was expected to be approximately $400-million, the realized EBITDA was $266-million with the reduction primarily related to lower than expected crop nutrient margins and sales volumes in the fall season.

(2) See disclosure in the section "Outlook, Key Risks and Uncertainties" in this press release.

/T/

Crop protection net sales were $234-million in the fourth quarter of 2009, a 19 percent decrease from the $288-million in sales for the same period last year. This was mainly due to lower sales prices for glyphosate, which was partially offset by an 83 percent increase in glyphosate volumes this quarter compared to the same period last year. Gross profit this quarter was $98-million, a decrease of $35-million over last year's $133-million, due primarily to timing differences in the recognition of volume rebates. On an annual basis, 2009 rebates exceeded 2008. Crop protection product margins as a percentage of net sales were 42 percent for the fourth quarter of 2009, as compared to 46 percent in the same period last year.

Net sales for seed, services and other decreased by 29 percent to $73-million this quarter, from $103-million in the fourth quarter of 2008. Gross profit was $45-million in the fourth quarter of 2009, compared to $35-million for the same period last year. Seed sales were $16-million in the fourth quarter of 2009, a decrease of 65 percent over the same period last year due primarily to less wheat acres being planted.

Gross profit from seed sales was $16-million this quarter compared to $7-million in the fourth quarter of 2008, due to timing of seed rebates recognition this year. Application services revenues were $32-million and gross profit was $24-million this quarter, both marginally higher than results from the same period last year. The relative strength in earnings from this product line in a difficult agricultural environment illustrates the benefits of the diversity in our Retail business.

Retail selling expenses for the fourth quarter of 2009 were $211-million, a 13 percent decline over last year's level, primarily due to reduced fuel and maintenance costs and to lower salaries and performance incentives earned. Selling expenses as a percentage of net sales in the fourth quarter of 2009 was 29 percent, up significantly from the 24 percent in the same period last year. The 51 percent decrease in nutrient unit prices compared to the prior period was the primary contributor to the higher expense as a percent of sales.

Wholesale

Wholesale's net sales were $716-million for the fourth quarter of 2009 compared to $982-million for the fourth quarter of 2008. Gross profit was $180-million in the fourth quarter of 2009, compared with the $283-million in the fourth quarter for 2008, due primarily to lower average sales prices across all three nutrients. The resulting reduction in quarter over quarter selling prices more than offset a 44 percent increase in sales volumes in the fourth quarter of 2009 when compared to the same period last year. The key factor driving the higher volumes during the quarter was a return to stronger demand from North American customers for all three nutrients, despite the shortened application season this fall. Cost of product sold for the fourth quarter of 2009 was $237 per tonne, $209 per tonne lower than the same quarter in 2008 due primarily to lower natural gas costs on nitrogen and $121-million of inventory write-downs in the fourth quarter of 2008. EBIT of $140-million in the fourth quarter of 2009 was $34-million higher than the fourth quarter of 2008 due primarily to lower potash profit taxes and derivative losses. Prior year EBIT was also impacted by a $45-million impairment, after non-controlling interest, of our former investment in EAgrium.

Nitrogen gross profit was $95-million this quarter, compared to $136-million in the same quarter last year. Benchmark prices and Agrium's realized prices were lower than last year across all nitrogen products. Domestic and international ammonia and urea volumes were up significantly in the fourth quarter of 2009 compared to the same period last year. Nitrogen cost of product sold was $214 per tonne this quarter, significantly lower than the $317 per tonne in the fourth quarter of 2008. The lower production cost was primarily a result of lower North American gas prices. Agrium's nitrogen margins averaged $102 per tonne this quarter, compared with $197 per tonne in the fourth quarter of last year.

Agrium's overall natural gas cost was $4.82/MMBtu (including gas hedging) in the fourth quarter of 2009 versus $7.41/MMBtu in the fourth quarter of 2008. The U.S. benchmark (NYMEX) natural gas price for the fourth quarter of 2009 was $4.27/MMBtu, versus $6.82/MMBtu in the same quarter last year and $3.41/MMBtu in the third quarter of 2009. The AECO (Alberta) basis narrowed to $0.28/MMBtu in the fourth quarter of 2009, compared to $0.98/MMBtu in same period of 2008.

Potash gross profit was $74-million ($210 per tonne) in the fourth quarter of 2009 versus $159-million ($562 per tonne) in the fourth quarter of 2008. The average realized sales price was $382 per tonne this quarter, down from $678 per tonne for the same period last year. Sales volumes were 353,000 tonnes, an increase of 25 percent from the same period last year. Domestic demand was up 81 percent compared to the same period last year; while international sales remained significantly lower than the fourth quarter of 2008 due to continued uncertainty in international markets given the negotiations for a new supply contract with China were not complete. Cost of product sold on a per tonne basis was $172 per tonne or $56 per tonne higher than for the same quarter last year, partly due to the stronger Canadian dollar and lower operating rates at our Vanscoy facility.

Phosphate gross profit was $1-million this quarter, compared to $86-million in the same quarter last year. Realized sales prices averaged $392 per tonne, down $725 per tonne when compared to the record $1,117 per tonne price achieved in the same quarter last year. Sales volume this quarter was 232,000 tonnes, representing a 69 percent increase as compared to the same quarter in 2008. Phosphate cost of product sold was $388 per tonne or $101 per tonne lower than the fourth quarter of 2008, primarily due to lower ammonia and sulphur costs. The phosphate market experienced improvement in benchmark prices in the fourth quarter from the previous quarter in 2009. When compared to the third quarter of this year, average realized sales prices for the fourth quarter of 2009 were $24 per tonne higher and benchmark prices have continued to climb into 2010.

Gross profit for the Purchase for Resale business in the fourth quarter of 2009 was $2-million versus a loss of $108-million for the same period last year. The majority of the variance was due to an inventory write-down of $121-million taken in the fourth quarter of 2008.

Wholesale expenses were $137-million lower in the fourth quarter of 2009 than the same period last year. This was primarily due to a $45-million impairment (after non-controlling interest) booked in the fourth quarter of 2008 of our former investment in EAgrium and a $51-million reduction in hedging losses on our natural gas, power and foreign exchange derivatives. The remainder of reduction in expenses was due to lower potash profit taxes in the fourth quarter of 2009 primarily as a result of lower quarter-over-quarter margins.

Advanced Technologies

Advanced Technologies' fourth quarter 2009 net sales were $95-million compared to $76-million in the fourth quarter of 2008. The increase was primarily attributed to the inclusion of the new turf and ornamental business that was transferred from Retail to Advanced Technologies in 2009. Although ESN sales volumes were up 88 percent in the fourth quarter of 2009 compared to the same period in 2008, net sales were impacted by lower average realized sales prices in ESN and other controlled release products versus the fourth quarter of 2008, as a result of a decline in the price of urea.

Gross profit for Advanced Technologies was $16-million for the quarter, compared with $17-million for the same period last year. EBITDA was $8-million lower this quarter versus the comparable period in 2008 due to lower average realized sales prices and margins for products sold and higher selling, general and administrative costs. Selling, general and administrative costs for Advanced Technologies were $10-million higher in the fourth quarter of 2009 than the same period last year due primarily to the relocation of the segment's corporate offices to Loveland, Colorado and the inclusion of costs related to the new turf and ornamental operations transferred from Retail.

Other

EBIT for our other non-operating business unit for the fourth quarter of 2009 was a loss of $46-million, a decrease of $160-million compared with earnings of $114-million for the fourth quarter of 2008. The decrease reflected the absence of foreign exchange gains which occurred in the fourth quarter of 2008, and an increase in stock-based compensation expense driven by an increase in our share price in the fourth quarter of 2009 compared with a decrease in the comparative period of 2008.

LIQUIDITY AND CAPITAL RESOURCES

Cash provided by operating activities was $904-million in the fourth quarter of 2009, compared with $671-million in the same period of 2008. This $233-million increase in cash provided by operating activities was due to:

-    a $69-million increase in non-cash stock-based compensation expense; and,

-    a $610-million increase in non-cash working capital.

The increase in non-cash working capital is primarily driven by the increase in accounts payable and accrued liabilities partially offset by the change in accounts receivable.

The favorable cash inflow provided by operating activities were partially offset by:

-    a $94-million decrease in net earnings;

-    lower non-cash inventory and purchase commitment write-downs, and,

-    a $180-million non-cash decrease in the net future income tax liabilities.

Cash used in investing activities increased by $48-million due to higher capital expenditures in the fourth quarter of 2009. Capital expenditures for 2009 were $313-million compared with our forecast previously disclosed in our third quarter MD&A(1), as we chose to defer several projects and initiatives into 2010 to conserve cash while we have an outstanding offer for CF Industries Holdings, Inc.

Cash used in financing activities was $24-million in the fourth quarter of 2009 compared with $381-million in the same period of 2008. The change reflected the pay-down of our bank indebtedness and long-term debt, and funds used for shares repurchased in the fourth quarter of 2008.

/T/

Short-term credit facilities available
at December 31, 2009 (a)                   Total   Unutilized   Utilized
--------------------------------------     -----   ----------   --------
(millions of U.S. dollars)
North American revolving credit
   facilities expiring 2010 and 2012 (b)     835        835         --
European credit facilities expiring
   in 2010 (c) (d)                           450        376         74
South American credit facilities
   expiring 2010 to 2012                     121         89         32
                                           -----      -----        ---
                                           1,406      1,300        106
                                           =====      =====        ===

(a) As of December 31, 2009, a total of $200-million was available from our accounts receivable securitization facility. For further information, see discussion under the section "Off-Balance Sheet Arrangements" on page 75 of our 2008 Annual Report.

(b) Outstanding letters of credit issued under the Company's revolving credit facilities at December 31, 2009 were $74-million, reducing credit available under the facilities to $761-million.

(c) Of the total, $137-million is secured. Security pledged for the utilized balance includes inventory, accounts receivable and other items with a total carrying value of $87-million. The utilized balance includes Euro-denominated debt of $31-million.

(d) In December 2009, the Company entered into a multi-currency revolving facility for Euro-denominated debt of $172-million to replace $160-million of existing credit facilities. The facility expires in 2011.

(1) In the third quarter of 2009, a forward-looking statement indicated that we expected our total capital expenditures for 2009 to be in excess of 10 percent lower than the $450-million previously disclosed in our 2008 annual MD&A.

/T/

OUTSTANDING SHARE DATA

The number of outstanding shares as at December 31, 2009 was 157 million. As at December 31, 2009, there were approximately 0.9 million stock options outstanding and issuable assuming full conversion, where each option granted can be exercised for one common share.

/T/

SELECTED QUARTERLY INFORMATION
(Unaudited, in millions of U.S. dollars, except per share information)

                                          2009
                ------------------------------------------------------    2008    2007
                  Q4       Q3      Q2      Q1      Q4      Q3      Q2      Q1      Q4
                ------   -----   -----   -----   -----   -----   -----   -----   -----
Net sales       $1,442   1,844   4,090   1,753   1,941   3,113   3,870   1,107   1,426
Gross profit       383     397     890     273     522   1,048   1,261     392     533
Net earnings
   (loss)           30      26     370     (60)    124     367     636     195     172
Earnings
   (loss) per
   share
   -basic       $ 0.19    0.16    2.36   (0.38)   0.79    2.32    4.03    1.24    1.25
   -diluted     $ 0.19    0.16    2.35   (0.38)   0.79    2.31    4.00    1.23    1.24

/T/

The agricultural products business is seasonal in nature. Consequently, quarter-to-quarter results are not directly comparable. Sales are concentrated in the spring and fall planting seasons, while produced inventories are accumulated throughout the year. Cash collections generally occur after the planting seasons in North and South America.

NON-GAAP MEASURES

In the discussion of our performance for the quarter, in addition to the primary measures of earnings and earnings per share, we make reference to EBIT (net earnings before interest expense and income taxes) and EBITDA (net earnings before interest expense, income taxes, depreciation, amortization and asset impairment). We consider EBIT and EBITDA to be useful measures of performance because income tax jurisdictions and business segments are not synonymous and we believe that allocation of income tax charges distorts the comparability of historical performance for the different business segments. Similarly, financing and related interest charges cannot be allocated to all business units on a basis that is meaningful for comparison with other companies.

EBIT and EBITDA are not recognized measures under GAAP, and our methods of calculation may not be comparable to other companies. Similarly, EBITDA should not be used as an alternative to cash provided by (used in) operating activities as determined in accordance with GAAP.

The following is a reconciliation of EBITDA and EBIT to net earnings as calculated in accordance with GAAP:

/T/

                                 Three Months Ended December 31 2009
                      --------------------------------------------------------
(millions of                                 Advanced
U.S. dollars)         Retail   Wholesale   Technologies   Other   Consolidated
-------------         ------   ---------   ------------   -----   ------------
EBITDA                 (30)       169           --         (44)        95
Depreciation
   and amortization     27         29            6           2         64
Asset impairment        --         --           --          --         --
                       ---        ---          ---         ---        ---
EBIT                   (57)       140           (6)        (46)        31
                       ---        ---          ---         ---        ---
Interest expense                                                      (26)
Income taxes                                                           25
                                                                      ---
Net earnings                                                           30
                                                                      ===

                                 Three Months Ended December 31 2008
                      --------------------------------------------------------
(millions of                                 Advanced
U.S. dollars)         Retail   Wholesale   Technologies   Other   Consolidated
-------------         ------   ---------   ------------   -----   ------------
EBITDA                 (32)       214            8         116        306
Depreciation
   and amortization     22         21            2           2         47
Asset impairment        --         87           --          --         87
                       ---        ---          ---         ---        ---
EBIT                   (54)       106            6         114        172
                       ---        ---          ---         ---        ---
Interest expense                                                      (35)
Income taxes                                                          (13)
                                                                      ---
Net earnings                                                          124
                                                                      ===

/T/

OUTLOOK, KEY RISKS AND UNCERTAINTIES

Grain and oilseed prices increased through the fourth quarter of 2009, driven by the latest U.S. corn harvest on record, positive global economic momentum and weakness in the U.S. dollar. Grain and oilseed futures prices declined somewhat in early January in response to higher than expected U.S. corn yield and production estimates released by the USDA. Despite historically strong production, record global demand for grains and oilseeds and overall improvement in the global economy has maintained grain and oilseed prices above historical averages.

This strength in grain and oilseed prices has continued to support crop input expenditures. Looking to 2010, we see continued improvement in the seed market due to the trend in adoption of new seed varieties, and a stronger crop protection market compared to last year due to increased usage of glyphosates, crop health products and increased weed resistance resulting in expanded use of alternative crop protection products.

North American demand was hampered in the fall application season due to a delayed U.S. harvest, which analysts anticipate will lead to greater demand for all three nutrients in the first half of 2010. In addition, record corn yields in the U.S. in the 2009 growing season means a large draw on soil reserves, which will need to be replenished in the upcoming year.

Between the start and end of the fourth quarter, benchmark U.S. Gulf urea prices increased 20 percent. U.S. demand began to show strength in December, after a delayed harvest. Most analysts expect U.S. nitrogen demand to continue to be strong in the first half of 2010 due to a combination of a slow fall season and forecasts of increased corn area. The Fertilizer Institute (TFI) reported that December 2009 urea inventories in North America were 42 percent below December 2008 levels and 9 percent below the five-year average. An additional factor supporting the nitrogen market is anticipated increases in the formula-based natural gas prices paid by Ukrainian nitrogen producers. Currently, Ukrainian nitrogen producers are paying a significantly lower price than the prevailing formula price at the Russia/Ukraine border but this is expected to change after the first quarter of 2010.

Phosphate fundamentals improved significantly in the second half of 2009, but the market was slow to react to a tighter supply and demand balance which contributed to increased volatility in the last month of the year. Phosphate prices increased by over 30 percent between mid-November and the end of December, as the market was ignited by Chinese import purchases, which was followed by improved demand from many destinations. Going forward, the supply situation appears tight heading into the spring. U.S. December DAP and MAP inventories were reported by TFI to be 38 percent below five-year average levels and 60 percent below December 2008. Phosphate production is also running at a significantly higher rate on a global scale, resulting in increased demand and pricing for raw materials such as sulphur and ammonia. Non-integrated producer costs have increased as a result of higher input costs, including higher phosphate rock and phosphoric acid costs. Going forward, analysts expect India and Latin America to import more phosphate in 2010 versus 2009.

Demand in the potash market showed significant signs of recovery at the beginning of 2010. Analysts report that there is considerable pent-up demand in the potash market as importers have been waiting for a Chinese potash contract to be agreed upon. North American purchases for spring applications increased in late December, and demand continued early in 2010. In addition, Brazilian potash inventories are reportedly tight and import demand is expected to rebound. India imported large volumes of potash in late 2009 but there is uncertainty on the timing of new 2010 purchases due to changes in global potash prices. In addition, the timing and impact of changes in Indian fertilizer subsidies to a proposed Nutrient Based Subsidy is an uncertainty in the potash and phosphate markets.

Forward-Looking Statements

Certain statements in this press release constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties, including those referred to in the MD&A section of the Corporation's most recent annual report to shareholders, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. A number of factors could cause actual results to differ materially from those in the forward-looking statements, including, but not limited to, CF's failure to accept Agrium's proposal and enter into a definitive agreement to effect the transaction, timing and final terms of completion of the proposed CF acquisition, Agrium common shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Agrium and CF, or any other recent business acquisitions, may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and costs savings from the Agrium/CF transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, weather conditions, crop prices, the future supply, demand, price and cost level for our major products, capital costs being significantly different than projected, including costs associated with major projects, future gas prices and gas availability in key markets, future operating rates and production costs at Agrium's facilities, the exchange and tax rates for U.S., Canada and Argentina and any changes in government policy in key agriculture markets, including the application of price controls and tariffs on fertilizers and the availability of subsidies or changes in their amounts, the ongoing global financial conditions and changes in credit markets; failure of the Egyptian government to issue all necessary approvals to complete the MOPCO expansion as planned and any potential delay in completing planned expansion projects, Egyptian and Argentinean governmental and regulatory requirements and actions by governmental authorities, including changes in government policy, changes in environmental, tax and other laws or regulations and the interpretation thereof and other risk factors detailed from time to time in Agrium and CF's reports filed with the SEC. Except as required by law, Agrium disclaims any intention or obligation to update or revise any forward-looking information as a result of new information or future events.

Important Information

This press release does not constitute an offer to exchange, or a solicitation of an offer to exchange, common stock of CF Industries Holdings, Inc. ("CF"), nor is it a substitute for the Tender Offer Statement on Schedule TO or the Prospectus/Offer to Exchange included in the Registration Statement on Form F-4 (including the Letter of Transmittal and related documents) (collectively, as amended from time to time, the "Exchange Offer Documents") filed by Agrium Inc. ("Agrium") with the U.S. Securities and Exchange Commission (the "SEC") on March 16, 2009, as amended. The Registration Statement on Form F-4 has not yet become effective. The offer to exchange is made only through the Exchange Offer Documents. INVESTORS AND SECURITY HOLDERS OF AGRIUM AND CF ARE URGED TO READ THE EXCHANGE OFFER DOCUMENTS AND OTHER RELEVANT MATERIALS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE OFFER TO EXCHANGE. Such documents are available free of charge through the web site maintained by the SEC at www.sec.gov, by calling the SEC at telephone number 800-SEC-0330 or by directing a request to the Agrium Investor Relations/Media Department, Agrium Inc, 13131 Lake Fraser Drive S.E., Calgary, Alberta, Canada T2J 7E8.

Agrium and its directors and executive officers and other persons are deemed to be participants in any solicitation of proxies from CF's stockholders in respect of the proposed transaction with CF. Information regarding Agrium's directors and executive officers is available in its management proxy circular dated March 23, 2009, relating to the annual general meeting of its shareholders held on May 13, 2009. Other information regarding potential participants in such proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction.

All information in this press release concerning CF, including its business, operations and financial results, was obtained from public sources. While Agrium has no knowledge that any such information is inaccurate or incomplete, Agrium has not had the opportunity to verify any of that information.

OTHER

Agrium Inc. is a major Retail supplier of agricultural products and services in North and South America, a leading global Wholesale producer and marketer of all three major agricultural nutrients and the premier supplier of specialty fertilizers in North America through our Advanced Technologies business unit. Agrium's strategy is to grow across the value chain through acquisition, incremental expansion of its existing operations and through the development, commercialization and marketing of new products and international opportunities. Our strategy places particular emphasis on growth opportunities that both increase and stabilize our earnings profile in the continuing transformation of Agrium.

A WEBSITE SIMULCAST of the 2009 4th Quarter Conference Call will be available in a listen-only mode beginning Tuesday, February 9th at 9:30 a.m. MT (11:30 a.m.
ET). Please visit the following website: www.agrium.com.

/T/

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

FOR THE THREE MONTHS AND TWELVE MONTHS ENDED

DECEMBER 31, 2009

AGRIUM INC.
Consolidated Statements of Operations
(Millions of U.S. dollars, except per share amounts)
(Unaudited)

                                             Three           Twelve
                                          months ended    months ended
                                          December 31,    December 31,
                                         -------------   --------------
                                          2009    2008    2009    2008
                                         -----   -----   -----   ------
Sales                                    1,501   1,985   9,328   10,268
Direct freight                              59      44     199      237
                                         -----   -----   -----   ------
Net sales                                1,442   1,941   9,129   10,031
Cost of product                          1,055   1,203   7,123    6,592
Inventory and purchase commitment
   write-down                                4     216      63      216
                                         -----   -----   -----   ------
Gross profit                               383     522   1,943    3,223
Expenses
   Selling                                 227     249     918      815
   General and administrative               50      40     202      192
   Depreciation and amortization            32      27     124      110
   Potash profit and capital tax            (4)     37       4      162
   Earnings from equity investees           (8)     (1)    (27)      (4)
   Asset impairment                         --      87      --       87
   Other expenses (income)                  56     (39)    142     (125)
                                         -----   -----   -----   ------
Earnings before interest, income taxes
   and non-controlling interests            30     122     580    1,986
   Interest on long-term debt               22      28      91       82
   Other interest                            4       7      19       23
                                         -----   -----   -----   ------
Earnings before income taxes and
   non-controlling-interests                 4      87     470    1,881
   Income taxes                            (25)     13     105      589
   Non-controlling interests                (1)    (50)     (1)     (30)
                                         -----   -----   -----   ------
Net earnings                                30     124     366    1,322
                                         =====   =====   =====   ======
Earnings per share
   Basic                                  0.19    0.79    2.33     8.39
   Diluted                                0.19    0.79    2.33     8.34
                                         =====   =====   =====   ======
Weighted average number of shares
   outstanding (millions)
   Basic                                   157     157     157      158
   Diluted                                 158     158     157      159
                                         =====   =====   =====   ======

AGRIUM INC.
Consolidated Statements of Cash Flows
(Millions of U.S. dollars)
(Unaudited)

                                             Three          Twelve
                                         months ended    months ended
                                         December 31,    December 31,
                                         ------------   -------------
                                         2009    2008   2009    2008
                                         ----   -----   ----   ------
Operating
   Net earnings                            30    124     366    1,322
   Items not affecting cash
      Inventory and purchase
      commitment write-down                 4    216      63      216
      Depreciation and amortization        64     47     242      218
      Earnings from equity investees       (8)    (1)    (27)      (4)
      Asset impairment                     --     87      --       87
      Stock-based compensation             34    (35)     73      (25)
      Unrealized loss (gain) on
         derivative financial
         instruments                       17     49     (39)      77
      Unrealized foreign exchange
         (gain) loss                       (5)     9      62       (6)
      Future income taxes                 (89)    91    (309)     363
      Non-controlling interests            (1)   (50)     (1)     (30)
      Other                                10   (104)     24      (77)
   Net changes in non-cash working
      capital                             848    238     950   (1,097)
                                         ----   ----    ----   ------
Cash provided by operating activities     904    671   1,404    1,044
                                         ----   ----    ----   ------
Investing
   Acquisitions, net of cash acquired      --     --     (15)  (2,740)
   Capital expenditures                  (131)   (91)   (313)    (506)
   Proceeds from disposal of property,
      plant and equipment, and
      investments                           7      4      14       27
   Purchase of CF Industries Holdings,
   Inc. shares                             --     --     (65)      --
   Other                                  (48)   (37)   (134)    (156)
                                         ----   ----    ----   ------
Cash used in investing activities        (172)  (124)   (513)  (3,375)
                                         ----   ----    ----   ------
Financing
   Bank indebtedness                      (61)  (292)   (381)     261
   Long-term debt issued                   32     --      78    1,620
   Transaction costs on long-term debt     (1)    --      (1)     (12)
   Repayment of long-term debt             --    (58)     (1)    (795)
   Contributions from non-controlling
      interests                            --     --      --      171
   Dividends paid                          --     --     (17)     (18)
   Shares issued, net of issuance costs     6     --       7        4
   Shares repurchased                      --    (35)     --      (35)
   Other                                   --      4      --       --
                                         ----   ----    ----   ------
Cash (used in) provided by financing
   activities                             (24)  (381)   (315)   1,196
                                         ----   ----    ----   ------
Increase (decrease) in cash and cash
   equivalents                            708    166     576   (1,135)
Cash and cash equivalents -- beginning
   of period                              225    208     374    1,509
Deconsolidation of EAgrium subsidiary      --     --     (17)      --
                                         ----   ----    ----   ------
Cash and cash equivalents -- end of
   period                                 933    374     933      374
                                         ====   ====    ====   ======

AGRIUM INC.
Consolidated Balance Sheets
(Millions of U.S. dollars)
(Unaudited)

                                                  As at
                                               December 31,
                                              -------------
                                               2009    2008
                                              -----   -----
ASSETS
Current assets
   Cash and cash equivalents                    933     374
   Accounts receivable                        1,324   1,242
   Inventories                                2,137   3,047
   Prepaid expenses and deposits                612     475
   Marketable securities                        114      --
                                              -----   -----
                                              5,120   5,138
Property, plant and equipment                 1,782   2,036
Intangibles                                     617     653
Goodwill                                      1,801   1,783
Investment in equity investees                  370      71
Other assets                                     95     156
                                              -----   -----
                                              9,785   9,837
                                              =====   =====
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities
   Bank indebtedness                            106     610
   Accounts payable and accrued liabilities   2,475   2,200
                                              -----   -----
                                              2,581   2,810
Long-term debt                                1,699   1,622
Other liabilities                               381     328
Future income tax liabilities                   521     725
Non-controlling interests                        11     242
                                              -----   -----
                                              5,193   5,727
Shareholders' equity                          4,592   4,110
                                              -----   -----
                                              9,785   9,837
                                              =====   =====

AGRIUM INC.

Consolidated Statements of Comprehensive Income and Shareholders' Equity (Millions of U.S. dollars, except share data)
(Unaudited)

                       Millions                                       Accumulated
                          of                                             other           Total
                        common     Share    Contributed   Retained   comprehensive   shareholders'
                        shares    capital     surplus     earnings       income          equity
                       --------   -------   -----------   --------   -------------   -------------
December 31, 2007        158       1,972         8         1,024           84          3,088
                         ---       -----       ---         -----         ----          -----
Transition
   Adjustment(a)                                               4                           4
                         ---       -----       ---         -----         ----          -----
                         158       1,972         8         1,028           84          3,092
                         ---       -----       ---         -----         ----          -----
Net earnings                                               1,322                       1,322
Cash flow hedges (b)                                                      (14)           (14)
Foreign currency
   translation                                                           (242)          (242)
                                                                                       -----
Comprehensive income                                                                   1,066
                                                                                       -----
Dividends                                                    (17)                        (17)
Shares repurchased        (1)        (15)                    (20)                        (35)
Stock options
   exercised                           4                                                   4
                                   -----       ---         -----         ----          -----
December 31, 2008        157       1,961         8         2,313         (172)         4,110
                         ---       -----       ---         -----         ----          -----
Net earnings                                                 366                         366
Cash flow hedges (c)                                                       (4)            (4)
Available for sale
   financial
   instruments (d)                                                         29             29
Foreign
   currency
   translation                                                            100            100
                                                                                       -----
Comprehensive
   income                                                                                491
                                                                                       -----
Dividends                                                    (17)                        (17)
Stock options
   exercised                           8                                                   8
                         ---       -----       ---         -----         ----          -----
December 31, 2009        157       1,969         8         2,662          (47)         4,592
                         ===       =====       ===         =====         ====          =====

(a) Adjustment at January 1, 2008 for adoption of accounting standards for inventory. Net of tax of $1-million.

(b)  Net of tax of $2-million and non-controlling interest of $7-million.

(c)  Net of tax of $2-million.

(d)  Net of tax of $19-million.

/T/

/T/

AGRIUM INC.
Results by Segment
(Unaudited - millions of U.S. dollars)
Schedule 1

                                 Three months ended December 31,
                            -----------------------------------------
                                                           Advanced
                               Retail       Wholesale    Technologies
                            ------------   -----------   ------------
                            2009    2008   2009   2008   2009    2008
                            ----   -----   ----   ----   ----   -----
Net Sales - external         736   1,021    621    857     85     63
          - inter-segment      2       1     95    125     10     13
                             ---   -----    ---    ---    ---    ---
Total net sales              738   1,022    716    982     95     76
Cost of product              549     701    534    578     77     57
Inventory and purchase
   commitment write-down      --      93      2    121      2      2
                             ---   -----    ---    ---    ---    ---
Gross profit                 189     228    180    283     16     17
                             ---   -----    ---    ---    ---    ---
Gross profit (%)              26      22     25     29     17     22
                             ===   =====    ===    ===    ===    ===
Selling expenses             211     242      8      7      9      2
EBITDA (1)                   (30)    (32)   169    214     --      8
EBIT (2)                     (57)    (54)   140    106     (6)     6

                                 Three months ended
                                    December 31,
                            ---------------------------
                               Other          Total
                            -----------   -------------
                            2009   2008    2009    2008
                            ----   ----   -----   -----
Net Sales - external          --     --   1,442   1,941
          - inter-segment   (107)  (139)     --      --
                            ----   ----   -----   -----
Total net sales             (107)  (139)  1,442   1,941
Cost of product             (105)  (133)  1,055   1,203
Inventory and purchase
   commitment write-down      --     --       4     216
                            ----   ----   -----   -----
Gross profit                  (2)    (6)    383     522
                            ----   ----   -----   -----
Gross profit (%)                             27      27
                                          =====   =====
Selling expenses              (1)    (2)    227     249
EBITDA (1)                   (44)   116      95     306
EBIT (2)                     (46)   114      31     172

                                  Twelve months ended December 31,
                            --------------------------------------------
                                                              Advanced
                                Retail        Wholesale     Technologies
                            -------------   -------------   ------------
                             2009    2008    2009    2008   2009    2008
                            -----   -----   -----   -----   ----   -----
Net Sales - external        6,160   5,511   2,708   4,227    261    293
          - inter-segment       4       5     311     459     43     59
                            -----   -----   -----   -----    ---    ---
Total net sales             6,164   5,516   3,019   4,686    304    352
Cost of product             4,982   3,997   2,316   2,774    248    271
Inventory and purchase
   commitment write-down       --      93      61     121      2      2
                            -----   -----   -----   -----    ---    ---
Gross profit                1,182   1,426     642   1,791     54     79
                            -----   -----   -----   -----    ---    ---
Gross profit (%)               19      26      21      38     18     22
                            =====   =====   =====   =====    ===    ===
Selling expenses              882     788      34      29     13      6
EBITDA (1)                    266     560     607   1,670     22     50
EBIT (2)                      163     480     495   1,478      3     33

                                 Twelve months ended
                                    December 31,
                            ----------------------------
                               Other           Total
                            -----------   --------------
                            2009   2008    2009    2008
                            ----   ----   -----   ------
Net Sales - external          --     --   9,129   10,031
          - inter-segment   (358)  (523)     --       --
                            ----   ----   -----   ------
Total net sales             (358)  (523)  9,129   10,031
Cost of product             (423)  (450)  7,123    6,592
Inventory and purchase
   commitment write-down      --     --      63      216
                            ----   ----   -----   ------
Gross profit                  65    (73)  1,943    3,223
                            ----   ----   -----   ------
Gross profit (%)                             21       32
                                          =====   ======
Selling expenses             (11)    (8)    918      815
EBITDA (1)                   (72)    41     823    2,321
EBIT (2)                     (80)    25     581    2,016

(1) Net earnings (loss) before interest expense, income taxes, depreciation, amortization and asset impairment.

(2)  Net earnings (loss) before interest expense and income taxes.

AGRIUM INC.
Product Lines
Three months ended December 31
(Unaudited - millions of U.S. dollars)
Schedule 2a

                                                       2009
                      ----------------------------------------------------------------------
                              Cost of             Sales     Selling     Cost of
                       Net    Product    Gross    Tonnes     Price      Product      Margin
                      Sales    (1)(2)   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen            294      199        95       930       316         214         102
   Potash              135       61        74       353       382         172         210
   Phosphate            91       90         1       232       392         388           4
   Product
      purchased for
      resale           161      159         2       598       269         266           3
   Other                35       27         8       146
                      -----    ----       ---     -----       ---         ---         ---
                       716      536       180     2,259       317         237          80
                      -----    ----       ---     -----       ---         ---         ---
Retail (3)
   Crop nutrients       431     385       46
   Crop protection
      products          234     136       98
   Seed, services
      and other          73      28       45
                      -----    ----      ---
                        738     549      189
                      -----    ----      ---
Advanced
   Technologies(4)
   Turf and
      ornamental         75      64       11
   Agriculture           20      15        5
                      -----    ----      ---
                         95      79       16
                      -----    ----      ---
Other
   inter-segment
      eliminations     (107)    (105)     (2)
                      -----    -----     ---
Total                 1,442    1,059     383
                      =====    =====     ===

                                                       2008
                      ----------------------------------------------------------------------
                              Cost of             Sales     Selling     Cost of
                       Net    Product    Gross    Tonnes     Price      Product      Margin
                      Sales    (1)(2)   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen             355      219      136       691        514        317         197
   Potash               192       33      159       283        678        116         562
   Phosphate            153       67       86       137      1,117        489         628
   Product
      purchased for
      resale            251      359     (108)      388        647        925        (278)
   Other                 31       21       10        69

                      -----    -----     ----     -----      -----        ---        ----
                        982      699      283     1,568        626        446         180
                      -----    -----     ----     -----      -----        ---        ----
Retail (3)
   Crop nutrients       631      571       60
   Crop protection
      products          288      155      133
   Seed, services
      and other         103       68       35
                      -----    -----     ----
                      1,022      794      228
                      -----    -----     ----
Advanced
   Technologies(4)
   Turf and
      ornamental         57       48        9
   Agriculture           19       11        8
                      -----    -----     ----
                         76       59       17
                      -----    -----     ----
Other
   inter-segment
      eliminations     (139)    (133)      (6)
                      -----    -----     ----
Total                 1,941    1,419      522
                      =====    =====      ===

(1) Includes inventory and purchase commitment write-down of $4-million (2008 - $216-million):

     (a) Wholesale has $2-million for product purchased for resale (2008 - $121-million)

     (b) Retail has nil for crop nutrients (2008 - $93-million)

     (c) Advanced Technologies has $2-million (2008 - $2-million)

(2)  Includes depreciation of $32-million (2008 - $20-million):

     (a) Wholesale has $28-million (2008 - $18-million): $14-million for nitrogen (2008 - $9-million), $3-million for potash (2008 - $4-million), $10-million for phosphate (2008 - $4-million) and $1-million for other (2008 - $1-million)

     (b) Advanced Technologies has $4-million (2008 - $2-million)

(3) International Retail net sales were $76-million (2008 - $106-million) and gross profit was $11-million (2008 - $6-million)

(4) Comparative figures have been reclassified to conform to the current year's revised categories.

AGRIUM INC. Product Lines
Twelve months ended December 31
(Unaudited - millions of U.S. dollars)
Schedule 2b

                                                       2009
                      ----------------------------------------------------------------------
                              Cost of             Sales     Selling     Cost of
                        Net   Product    Gross    Tonnes     Price      Product      Margin
                      Sales    (1)(2)   Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      -----   -------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen           1,247      835       412    3,766       331         222         109
   Potash               333      159       174      763       436         208         228
   Phosphate            436      398        38    1,004       434         396          38
   Product
      purchased for
      resale            816      853       (37)   2,672       305         319         (14)
   Other                187      132        55      567
                      -----    -----     -----    -----       ---         ---         ---
                      3,019    2,377       642    8,772       344         271          73
                      -----    -----     -----    -----       ---         ---         ---
Retail (3)
   Crop nutrients     2,522    2,310       212
   Crop protection
      products        2,638    1,990       648
   Seed, services
      and other       1,004      682       322
                      -----    -----     -----
                      6,164    4,982     1,182
                      -----    -----     -----
Advanced
   Technologies(4)
   Turf and
      ornamental        222      188        34
   Agriculture           82       62        20
                      -----    -----     -----
                        304      250        54
                      -----    -----     -----
Other
   inter-segment
      eliminations     (358)    (423)       65
                      -----    -----     -----
Total                 9,129    7,186     1,943
                      =====    =====     =====

                                                        2008
                      ------------------------------------------------------------------------
                                Cost of             Sales     Selling     Cost of
                        Net     Product    Gross    Tonnes     Price      Product      Margin
                       Sales    (1)(2)    Profit   (000's)   ($/Tonne)   ($/Tonne)   ($/Tonne)
                      ------   --------   ------   -------   ---------   ---------   ---------
Wholesale
   Nitrogen            1,815    1,103        712    3,551       511         310         201
   Potash                816      184        632    1,686       484         109         375
   Phosphate             847      426        421      906       935         470         465
   Product
      purchased for
      resale             971    1,013        (42)   1,781       545         569         (24)
   Other                 237      169         68      583
                      ------    -----     ------    -----       ---         ---         ---
                       4,686    2,895      1,791    8,507       551         340         211
                      ------    -----     ------    -----       ---         ---         ---
Retail (3)
   Crop nutrients      2,718    2,091        627
   Crop
      protection
      products         2,115    1,539        576
   Seed, services
      and other          683      460        223
                      ------    -----     ------
                       5,516    4,090      1,426
                      ------    -----     ------
Advanced
   Technologies(4)
   Turf and
      ornamental         239      196         43
   Agriculture           113       77         36
                      ------    -----     ------
                         352      273         79
                      ------    -----     ------
Other
   inter-segment
      eliminations      (523)    (450)       (73)
                      ------    -----     ------
Total                 10,031    6,808      3,223
                      ======    =====     ======

(1)  Includes inventory and purchase commitment  write-down of $63-million (2008
     - $216-million):

     (a) Wholesale has $61-million (2008 - $121-million): $2-million for nitrogen (2008 - nil), $2-million for phosphate (2008 - nil), $56-million for product purchased for resale (2008 - $121-million) and $1-million for other (2008 - nil)

     (b) Retail has nil for crop nutrients (2008 - $93-million)

     (c) Advanced Technologies has $2-million (2008 - $2-million)

(2)  Includes depreciation of $118-million (2008 - $108-million):

     (a) Wholesale has $107-million (2008 - $101-million): $55-million for nitrogen (2008 - $52-million), $16-million for potash (2008 - $20-million), $32-million for phosphate (2008 - $25-million) and $4-million for other (2008 - $4-million)

     (b) Advanced Technologies has $11-million (2008 - $7-million)

(3) International Retail net sales were $196-million (2008 - $331- million) and gross profit was $25-million (2008 - $72-million)

(4) Comparative figures have been reclassified to conform to the current year's revised categories.

AGRIUM INC.
Selected Wholesale Sales Prices and Volumes
(Unaudited)
Schedule 3

                                 Three months ended December 31,
                            -----------------------------------------
                                    2009                  2008
                            -------------------   -------------------
                             Sales     Selling     Sales     Selling
                             Tonnes     Price      Tonnes     Price
                            (000's)   ($/Tonne)   (000's)   ($/Tonne)
                            -------   ---------   -------   ---------
Nitrogen
  Domestic
     Ammonia                   325       357         260        622
     Urea                      365       313         258        477
     Other                     149       220         113        377
                             -----       ---       -----      -----
  Total domestic nitrogen      839       314         631        518
  International nitrogen        91       344          60        463
                             -----       ---       -----      -----
Total nitrogen                 930       316         691        514
                             -----       ---       -----      -----
Potash
  Domestic                     279       388         154        782
  International                 74       363         129        563
                             -----       ---       -----      -----
Total potash                   353       382         283        678
                             -----       ---       -----      -----
Phosphate                      232       392         137      1,117
Product purchased for
  resale                       598       269         388        647
Ammonium sulfate                90       184          48        351
Other                           56                    21
                             -----       ---       -----      -----
Total Wholesale              2,259       317       1,568        626
                             =====       ===       =====      =====

                                 Twelve months ended December 31,
                            -----------------------------------------
                                    2009                  2008
                            -------------------   -------------------
                             Sales     Selling     Sales     Selling
                             Tonnes     Price      Tonnes     Price
                            (000's)   ($/Tonne)   (000's)   ($/Tonne)
                            -------   ---------   -------   ---------
Nitrogen
   Domestic
      Ammonia                1,070       408       1,016       595
      Urea                   1,445       326       1,308       557
      Other                    709       242         865       379
                             -----       ---       -----       ---
   Total domestic nitrogen   3,224       335       3,189       521
   International nitrogen      542       310         362       424
                             -----       ---       -----       ---
Total nitrogen               3,766       331       3,551       511
                             -----       ---       -----       ---
Potash
   Domestic                    467       457         907       525
   International               296       404         779       437
                             -----       ---       -----       ---
Total potash                   763       436       1,686       484
                             -----       ---       -----       ---
Phosphate                    1,004       434         906       935
Product purchased for
   resale                    2,672       305       1,781       545
Ammonium sulfate               360       225         299       337
Other                          207                   284
                             -----       ---       -----       ---
Total Wholesale              8,772       344       8,507       551
                             =====       ===       =====       ===

  /T/

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FOR FURTHER INFORMATION PLEASE CONTACT:

Agrium Inc.
Richard Downey
Senior Director, Investor Relations
(403) 225-7357

OR

Agrium Inc.
Todd Coakwell
Manager, Investor Relations
(403) 225-7437
www.agrium.com

INDUSTRY: Chemicals-Commodity Chemicals, Chemicals-Petrochemicals, Chemicals-Plastics and fibers, Chemicals-Specialty Chemicals,
Chemicals-Wholesalers and Distributors

SUBJECT: ERN

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